Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Six Months Ended May 31,
	2009		2008
Net income	$524		$626
Income tax benefit, net	(16)		(4)

Income before income taxes	508		622

Fixed charges
Interest expense, net	186		200
Interest portion of rent expense(a)	9		8
Capitalized interest	19		28

Total fixed charges	214		236

Fixed charges not affecting earnings
Capitalized interest	(19)		(28)

Earnings before fixed charges	$703		$830

Ratio of earnings to fixed charges	3.3	x	3.5	x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.